UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

GENCO SHIPPING & TRADING LIMITED
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Y2685T 11 5
(CUSIP Number)

Peter C. Georgiopoulos
c/o Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10019
(212) 763-5600

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attn: Thomas E. Molner
(212) 715-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. Y2685T 11 5

1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Peter C. Georgiopoulos

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS	OO (see Instructions)

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7)	SOLE VOTING POWER
NUMBER OF		419,431*
SHARES
BENEFICALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		419,431*
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
419,431*

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%

14)	TYPE OF REPORTING PERSON IN (see Instructions)

*Consists of warrants to purchase shares of Common Stock which are currently exercisable.
** Based on 61,700,000 shares of Common Stock issued and outstanding as of July 9, 2014, plus and assuming exercise of the Reporting Person’s Warrants to purchase 419,431 shares of Common Stock.

Explanatory Note:   Pursuant to the Issuer's First Amended Prepackaged Plan of Reorganization of the Debtors Pursuant to Chapter 11 of the Bankruptcy Code, which was confirmed by the United States Bankruptcy Court for the Southern District of New York, each share of Issuer common stock outstanding prior to the Issuer's emergence from bankruptcy was canceled on July 9, 2014, and the holders thereof became entitled to receive, on a pro rata basis with the other then-existing holders of the Issuer's outstanding common stock, warrants to purchase shares of the Issuer's new common stock, par value $0.01 per share.  The decrease in the Reporting Person’s percentage ownership of Common Stock reported herein resulted from the foregoing transactions.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006 by and on behalf of Peter C. Georgiopoulos (the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 299 Park Avenue, 12th Floor, New York, New York 10171.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Subsections (a), (b), and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a)  The Reporting Person may be deemed to beneficially own an aggregate of 419,431 shares of Common Stock, representing approximately 0.68% of the shares of Common Stock outstanding as at the date hereof.  Such amount consists of warrants to purchase shares of Common Stock which are currently exercisable.  Pursuant to the Issuer's First Amended Prepackaged Plan of Reorganization of the Debtors Pursuant to Chapter 11 of the Bankruptcy Code, which was confirmed by the United States Bankruptcy Court for the Southern District of New York, each share of Issuer common stock outstanding prior to the Issuer's emergence from bankruptcy was canceled on July 9, 2014, and the holders thereof became entitled to receive, on a pro rata basis with the other then-existing holders of the Issuer's outstanding common stock, warrants to purchase shares of the Issuer's new common stock, par value $0.01 per share.  The decrease in the Reporting Person’s percentage ownership of Common Stock reported herein resulted from the foregoing transactions.

Warrants to purchase 39,304 shares of Common Stock are owned by Fleet Acquisition LLC. These securities are deemed beneficially owned by Mr. Georgiopoulos by virtue of his membership interest in Fleet Acquisition LLC and his status as the sole member of the Management Committee thereof. Mr. Georgiopoulos disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed to be an admission that Mr. Georgiopoulos has beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b) The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule, which are issuable upon exercise of the warrants described in the preceding subsection (a) .

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on July 9, 2014.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock.*

Exhibit 2.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.**

* Previously filed with Amendment No. 4 to this Schedule 13D on August 11, 2010. ** Previously filed with Amendment No. 5 to this Schedule 13D on August 17, 2011.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:            July 21, 2014

PETER C. GEORGIOPOULOS

/s/ Peter C. Georgiopoulos

EXHIBIT INDEX

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock.*

Exhibit 2.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.**

* Previously filed with Amendment No. 4 to this Schedule 13D on August 11, 2010. ** Previously filed with Amendment No. 5 to this Schedule 13D on August 17, 2011.